An Integrated Energy Company	Thomas J. Webb
Executive Vice President
and Chief Financial Officer
August 11, 2009
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Dear Mr. Owings:
     We have received your comment letter of July 29, 2009 regarding CMS Energy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), Quarterly Report on Form 10-Q for the period ended March 31, 2009 and Definitive Proxy Statement on Schedule 14A, filed on April 10, 2009 (the “CMS 2009 Proxy Statement”), and are pleased to provide responses.
     CMS Energy Corporation (“CMS” or “CMS Energy”) acknowledges that: (i) the adequacy and accuracy of the disclosure in CMS Energy Corporation’s filings are the responsibility of CMS; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filings; and (iii) staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008
Item 1. Business, page 11
Business Segments, page 11
Consumers Financial Information, page 11
Consumers Electric Utility, page 12
Fuel Supply, page 14

1Q.	We note that your coal transportation contracts expire through 2009. Please discuss your plans to renegotiate such contracts or otherwise provide for your coal transportation needs.

1A.	Consumers Energy Company’s (“Consumers”) coal transportation contracts expire on December 31, 2009. Consumers is negotiating with its transportation providers to reach
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

agreement on new four- and five-year contracts that will begin on January 1, 2010. Consumers expects to complete these negotiations and execute new contracts prior to the end of 2009. In the unlikely event that one or more of the transportation contracts are not finalized and in place by January 1, 2010, Consumers will still be able to transport its coal at higher tariff rates until the contracts are finalized.
Exhibits

2Q.	Please ensure that you file all schedules and exhibits to the exhibits to your filing. See Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not provided the exhibits to the Seventh Amended and Restated Credit Agreement filed as Exhibit 10(a) to the filing. Please review the agreements filed as exhibits to your filing, and re-file complete agreements.

2A.	CMS Energy notes that, unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10)(i) does not provide any express rule regarding whether exhibits and other attachments to a contract that must be filed are themselves required to be filed. The requirement of Item 601(b)(10)(i) states simply that a contract meeting the standard articulated in that Item must be filed.

While CMS Energy has in many instances filed all attachments (i.e., exhibits and schedules) to material contracts filed pursuant to Item 601(b)(10) it has not believed that it is required to do so unless the attachment in question (i) in itself would constitute a material contract or (ii) would be material to public investors (including with respect to their ability to understand the material contract). Accordingly, CMS Energy has in many instances not filed all attachments to the material contracts it has filed pursuant to Item 601(b)(10). CMS Energy believes that its approach is common practice among registrants. CMS Energy believes its practice makes sense both substantively and practically: (i) filing attachments that are clearly immaterial to public investors (including with respect to their ability to understand the material contract) would confer no benefit on investors and (ii) in many cases, these immaterial attachments (which can be voluminous) are not in a form that can be easily converted for filing on EDGAR, and the time and expense of converting such attachments can be significant (and outweigh any conceivable benefit to investors from filing such attachments). Further, CMS Energy believes that the time and money required to convert and file immaterial attachments that are not in a form easily convertible for filing on EDGAR would not be a prudent use of CMS Energy resources.

CMS Energy believes that its position regarding the application of a materiality threshold in this context is consistent with recent statements CMS Energy understands to have been made by James Daly, Associate Director (Disclosure Operations) of the Division of Corporation Finance, in response to a question posed by Martin Dunn of O’Melveny & Myers LLP at a recent national conference of the Society of Corporate Secretaries and Governance Professionals. CMS Energy notes that 17 CFR § 202.1(d) expressly contemplates that registrants may rely on statements by specified members of an SEC
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

division’s senior staff, including its associate director, as being the views of that division.

Consistent with the above, CMS Energy wishes to advise the staff of the Division of Corporation Finance (the “Staff”) that:
1.	The following Item 601(b)(10) exhibits to the 2008 Form 10-K include all attachments, as originally filed, and CMS Energy will not be re-filing such exhibits:

Exhibit (10)(b)	Amendment No. 2 dated as of January 23, 2009, to the $300 million Seventh Amended and Restated Credit Agreement dated as of April 2, 2007

Exhibit (10)(d)	Fourth Amended and Restated Pledge and Security Agreement dated as of April 2, 2007

Exhibit (10)(e)	Amended and Restated Cash Collateral Agreement dated as of April 2, 2007

Exhibit (10)(i)	2004 Form of Change-in-Control Agreement

Exhibit (10)(j)	CMS Energy’s Performance Incentive Stock Plan effective February 3, 1988, as amended June 1, 2004 and as further amended effective November 30, 2007

Exhibit (10)(k)	CMS Deferred Salary Savings Plan effective December 1, 1989 and as further amended effective December 1, 2007

Exhibit (10)(l)	Amendment to the Deferred Salary Savings Plan dated December 21, 2008

Exhibit (10)(m)	Annual Officer Incentive Compensation Plan for CMS Energy Corporation and its Subsidiaries effective January 1, 2004, amended and restated effective as of January 1, 2008

Exhibit (10)(n)	Amendment to the Officer’s Incentive Compensation Plan dated December 21, 2008
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

Exhibit (10)(o)	Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers Energy Company effective January 1, 1982, as further amended December 1, 2007

Exhibit (10)(p)	Amendment to the Defined Benefit Supplemental Executive Retirement Plan dated December 21, 2008

Exhibit (10)(q)	Defined Contribution Supplemental Executive Retirement Plan effective April 1, 2006 and as further amended effective December 1, 2007

Exhibit (10)(r)	Amendment to the Defined Contribution Supplemental Executive Retirement Plan dated December 21, 2008

Exhibit (10)(s)	2009 Form of Change in Control Agreement

Exhibit (10)(t)	2009 Form of Officer Separation Agreement

Exhibit (10)(w)	Unwind Agreement dated as of December 10, 1991

Exhibit (10)(x)	Stipulated AGE Release dated as of June 1, 1990

Exhibit (10)(y)	Parent Guaranty dated as of June 14, 1990 from CMS Energy to MCV

Exhibit (10)(ee)	Letter of Intent dated January 31, 2007 between CMS Enterprises Company and Lucid Energy LLC

Exhibit (10)(gg)	Memorandum of Understanding dated February 13, 2007 between CMS Energy Corporation and Petroleos de Venezuela, S.A.

Exhibit (10)(hh)	Common Agreement dated March 12, 2007 between CMS Enterprises Company and Lucid Energy

Exhibit (10)(qq)	Form of Indemnification Agreement between
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

CMS Energy Corporation and its Directors, effective as of November 1, 2007

Exhibit (10)(rr)	Form of Indemnification Agreement between Consumers Energy Company and its Directors, effective as of November 1, 2007

Exhibit (10)(ss)	$200 million Letter of Credit Reimbursement Agreement dated as of November 30, 2007

Exhibit (10)(tt)	First Amendment to Reimbursement Agreement dated as of September 25, 2008

Exhibit (10)(uu)	$150 million Revolving Credit Agreement dated as of September 11, 2008
2.	Notwithstanding that CMS Energy believes that it is not required to do so, CMS Energy will re-file the following Item 601(b)(10) exhibits to the 2008 Form 10-K, together with all of their attachments (each of which CMS Energy believes to be immaterial):

Exhibit (10)(a)	$300 million Seventh Amended and Restated Credit Agreement dated as of April 2, 2007 and Amendment No. 1 thereto dated as of December 19, 2007

Exhibit (10)(c)	Assumption and Acceptance dated January 8, 2008

Exhibit (10)(f)	$500 million Fourth Amended and Restated Credit Agreement dated as of March 30, 2007

Exhibit (10)(g)	2004 Form of Executive Severance Agreement

Exhibit (10)(h)	2004 Form of Officer Severance Agreement

Exhibit (10)(ww)	Receivables Purchase Agreement dated as of May 22, 2003

Exhibit (10)(xx)	Receivables Sales Agreement, dated as of May 22, 2003
3.	With respect to the remaining exhibits to the 2008 Form 10-K, CMS Energy advises the Staff that all of the unfiled attachments to such exhibits are not material to
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

investors (including with respect to the ability of investors to understand the material contract in question). Accordingly, and consistent with the statements of Mr. Daly described above and 17 CFR § 202.1(d), CMS Energy does not believe that it is required to file any such attachments.
Definitive Proxy Statement on Schedule 14A
Proposal 1: Elect Eleven Members to the Corporation’s Board of Directors, page 11

3Q.	Please describe Mr. Lochner’s business experience during the past five years in accordance with Item 401(e) of Regulation S-K.

3A.	Mr. Lochner presently serves on the Boards of CLARCOR Inc. and Crane Co. (both of which are publicly traded). His prior employment experience, other than service on public company boards, was from 1991 through 1998 and was not disclosed in the CMS 2009 Proxy Statement due to it occurring prior to the five-year period required under Item 401(e) of Regulation S-K. CMS Energy will clarify in future filings that Mr. Lochner’s business experience in the last five years has been as a director of public companies.
Voting Security Ownership, page 13

4Q.	Please clarify the disclosure in the two tables that appear on page 13 to indicate whether they include shares that each person has the right to acquire within 60 days. Refer to Item 403 of Regulation S-K.

4A.	The first table on page 13 of the CMS 2009 Proxy Statement includes information regarding persons who are known to CMS Energy to be the beneficial owner of more than five percent of CMS Energy’s common stock. In completing this table in the past, CMS Energy has relied, as contemplated by Instruction 3 to Item 403, on the Schedule 13G filings made by holders of more than five percent of its outstanding shares of common stock. In future filings, to the extent that such Schedule 13G filings include information regarding the number of shares shown on such Schedule that the reporting person has the right to acquire within 60 days, CMS Energy will include such information in its filing. To the extent that information regarding the right to acquire shares is not included in such Schedule 13Gs, CMS Energy will include this sentence in its future filings:
The Schedules 13G filed by the holders identified above do not identify any shares with respect to which there is a right to acquire beneficial ownership.

With respect to the second table on page 13, which relates to the beneficial ownership by management of our common stock, CMS Energy will, in future filings, clarify the disclosure to indicate that the table includes the shares that each person or group of persons included in the table has the right to acquire within 60 days.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. H. Christopher Owings
August 11, 2009

5Q.	Based on our review of the Restated Articles of Incorporation of Consumers Energy Company, the two series of preferred stock issued by the company are voting securities and, as such, should be included in the two tables that appear on page 13. Please revise your disclosure or explain to us why such revision is unnecessary. Refer to Item 403 of Regulation S-K.

5A.	Consumers is a subsidiary of CMS Energy. Item 403(a) does not call for disclosure regarding securities of a registrant’s subsidiaries that are owned by the persons covered by Item 403(a). Accordingly, no changes are required in this regard to the first table that appears on page 13, as this table is responsive to Item 403(a).

Item 403(b) of Regulation S-K, however, requires the disclosure of the beneficial ownership by management of “each class of equity securities of the registrant or any of its parents or subsidiaries.” Accordingly, CMS Energy will in future filings include disclosure regarding the beneficial ownership of Consumers preferred stock, if any, of the persons or groups of persons covered by Item 403(b). Similarly, CMS Energy will in future filings include disclosure regarding any holdings of CMS Energy’s preferred stock by persons or groups of persons covered by Item 403(b).
          Should you have any questions or comments regarding our responses to your letter dated July 29, 2009, please contact me at (517) 788-0351, or in my absence, James E. Brunner, Senior Vice President and General Counsel of CMS Energy at (517) 788-1257.
Respectfully,

/s/ Thomas J. Webb
Thomas J. Webb
Executive Vice President and Chief Financial Officer CMS Energy Corporation

cc:	Ellie Bavaria Lilyanna L. Peyser
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com